February 23, 2015

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:         Dolphin Digital Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, Filed August 15, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014, Filed August 21, 2014
File No. 000-50621

Dear Mr. Spirgel:

 Per my conversation with William Mastrianna, we hereby advise you that we have requested an extension of time until March 6, 2015 to respond to the letter of the Staff of the Securities and Exchange Commission dated January 30, 2015.

Should you have any questions, please do not hesitate to contact me.

Best regards,

/s/Mirta A Negrini

Mirta A Negrini
Chief Financial and Operating Officer